
February 12, 2024

Ofer Naveh
Chief Financial Officer
Rail Vision Ltd.
15 Ha'Tidhar St
Ra'anana, 4366517 Israel

> **Re: Rail Vision Ltd.**
> **Registration Statement on Form F-3**
> **Filed February 5, 2024**
> **File No. 333-276869**

Dear Ofer Naveh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David A. Huberman